SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of February 2003

                           Prana Biotechnology Limited
                              (Name of Registrant)


      Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F   [X]    Form 40-F      [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                        Yes   [ ]   No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________

                           PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Prana Biotechnology Limited Options Expiry Notice and Form of Exercise of Option dated January 29, 2003.

                                                                          ITEM 1

Suite 2, 1233 High Street                                                  PRANA
Armadale Vic 3143 Australia                                        BIOTECHNOLOGY
Telephone: +61 3 9824 8166                                               Limited
Facsimile: +61 3 9824 8161                                       ACN 080 699 065

29 January 2003


                             OPTIONS EXPIRY NOTICE

Dear Optionholder,

As you may be aware the options that you hold in Prana Biotechnology Limited ("Prana") expire at 5.00pm Melbourne time on 1 March 2003. If you intend to exercise these options you must complete and sign the Form of Exercise of Option on the reverse side of this letter and deliver it together with a cheque for the exercise amount ($0.50 per option) to the Company's share registry before the expiry date. If you do not do this your options will lapse. The last trading day of options on the Australian Stock Exchange Limited will be Friday, 21 February 2003.

As announced to the Australian Stock Exchange Limited on 20 December 2002, leading international stockbroking firm ABN Amro Morgans Limited, a leading player in world equity markets and a strong supporter of the listed Australian Biotechnology sector, have agreed to fully underwrite the option exercise. Accordingly any options which are not exercised by the expiry date will be taken up by the underwriter.

During the past 12 months the share price of Prana has traded between $2.70 (on 12 March 2002) and $0.87 (on 15 January 2002). The most recent share price as at the date of this notice was $1.31.

As foreshadowed in recent stock exchange announcements Prana has reported exciting results from its Phase II human clinical proof of concept trial of its strategy for developing therapeutic drugs for neurodegenerative disorders such as Alzheimers Disease and Parkinsons Disease. The Company is currently engaged in commercial negotiations with the major pharmaceutical companies who have expressed strong interest in commercialising Prana's science.

At present there are approximately 7 million options expiring on 1 March 2003. Upon conversion this will provide the company, with AUD 3.5 million in additional working capital.

On behalf of the board I thank you for your ongoing support in our efforts.

Yours faithfully,
/s/G. Kempler
G. Kempler
Executive Chairman

All correspondence to:                                                     PRANA
Computershare  Investor Services Pty Limited                       BIOTECHNOLOGY
Level 12, 565 Bourke Street                                              Limited
Melbourne Victoria 3001 Australia                                ACN 080 699 065
Enquiries (within  Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9611 5710
web.queries@computershare.com.au
www.computershare.com
                           FORM OF EXERCISE OF OPTION

Securities        SRN/HIN      Number of Options    Amount Payable on Exercise
Subregister                     Registered In         of Options @ A$0.50 per
                                  Your Name                  Option
-----------       -------      -----------------    ----------------------------

-----------       -------      -----------------    ----------------------------

To the Directors -  Prana Biotechnology Limited
I/We/Mr/Mrs/Miss/Ms

--------------------------------------------------------------------------------
                           Given Name(s)/Company Name
of______________________________________________________________________________
                             Please complete address

being the registered holder(s) of the options, hereby exercise my/our option for

--------------------------------------------------------------------------------
       (number in words)                             (number in figures)

fully paid ordinary shares in Prana Biotechnology Limited and I/We enclose total payment of A$ _________________________ being $A0.50 for each share applied for.

CHEQUES MUST BE MADE PAYABLE TO "PRANA BIOTECHNOLOGY LIMITED", crossed "Not Negotiable" and drawn on an Australian bank or financial institution, and denominated in Australian currency.
--------------------------------------------------------------------------------
 Drawer                  Bank            BSB No or Branch Name         Amount A$
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
RETURN THIS FORM TOGETHER WITH YOUR CHEQUE in the enclosed envelope, to the Company's Share Registry, Computershare Investor Services Pty Limited, GPO Box 52, Melbourne, Victoria, 3001, Australia so as to arrive no later than 5.00 p.m. Melbourne time on 28 February 2003.

I/We request you allot such shares to me/us and agree to accept them subject to the Company's Constitution.

If this Application is signed by an attorney, the attorney states that he/she has no notice of revocation of the Power of Attorney under authority of which this application is signed.

                             Companies/Bodies Corporate
 Usual                       --------------------------
 signature(s__________           Affix Common Seal        ______________________
                                  here if required        Sole Director and Sole
______________________                                      Company Secretary

______________________                                    ______________________
                                                          Director OR
 Note: All joint
 shareholders must sign.                                  ______________________
                             --------------------------   Director/Secretary
Date: ____/____/____

Note: If your form of exercise of options is not completed correctly, it may still be treated as valid. The Company's decision as to whether to treat your form of exercise of option as valid, and how to construe, amend or complete it, shall be final.

PRIVACY STATEMENT All personal information collected in this exercise form will be handled in accordance with the Privacy Act 1988. Prana Biotechnology Limited and Computershare Investor Services Pty Limited will use your personal information to:

*  arrange the issue of new shares; and
* maintain Prana Biotechnology Limited register of shareholders, facilitate distribution payments and other corporate actions and communications.

In using your personal information for these purposes, Prana Biotechnology Limited or Computershare Investor Services Pty Limited may have to disclose this information to particular organisations under certain circumstances. These organisations may include auditors, legal or accounting firms used in respect of the administration of your holdings.

If you do not consent to these uses or disclosures of your personal information you should not complete this exercise form.

If you wish to know what personal information Prana Biotechnology Limited or Computershare Investor Services Pty Limited holds about you, you may contact the Company at its Head Office, Suite 2, 1233 High Street, Armadale Vic 3143, Telephone (03) 9824 8166 or Computershare Investor Services Pty Limited on the number below.

                           IF YOU HAVE ANY ENQUIRIES,
          PLEASE CONTACT THE SHARE REGISTRY ON TELEPHONE:1300 850 505

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PRANA BIOTECHNOLOGY LIMITED
                                            ---------------------------
                                                   (Registrant)



                                            By:  /s/Phillip Hains
                                                -------------------------------
                                                Phillip Hains
                                                Administrative Officer



Date: February 10, 2003